Exhibit 99.1

Hailiang Education Group Inc. Announces Financial Results for the First Quarter of Fiscal Year 2021

HANGZHOU, China, November 30, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in China, announced its financial results for the first quarter of fiscal year 2021 ended September 30, 2020.

“Hailiang Education has achieved remarkable results through the continual improvement of brand awareness and the development of innovation strategies, albeit the COVID-19 pandemic still has temporary impact on part of our business. We will continue to build a one-stop comprehensive service platform for primary, middle and high school education, in order to provide students with high-quality education and management services and to vigorously develop additional education services, such as online and onsite educational training services, study trip services and overseas study services. In the first quarter of fiscal year 2021, we recorded revenue of RMB298.5 million (US$44.0 million), increased by 29.8% from RMB229.9 million for the same period of last year. We generated revenue of RMB263.1 million (US$38.8 Million) from primary, middle and high school educational services, an increase of 36.1% compared to the same period of last year. The net profit attributable to the Company’s shareholders was RMB26.9 million (US$4.0 million), compared with the net loss attributable to the Company’s shareholders of RMB15.3 million for the same period of last year. The net profit attributable to the Company’s shareholders margin was 9.0%, and the net loss attributable to the Company’s shareholders margin was 6.7% for the same period of last year, demonstrating Hailiang Education’s significant profitability,” said Dr. Junwei Chen, the Chairman and Chief Executive Officer of Hailiang Education.

Dr. Chen said, “The first quarter of fiscal year 2021 was a critical period for the new school year enrollment. As of September 30, 2020, the number of students enrolled at our affiliated schools reached 26,869, an increase of about 10.8% year-on-year. The total student enrollment of 72,846 in our affiliated and managed schools increased by approximately 9.5% year-on-year. We added three affiliated schools to our school network, namely Lanzhou Hailiang Experimental School, Hailiang Overseas Chinese School, and Wuhu Hailiang Experimental School, all of which started their first year of enrollment for the 2020-2021 school year in the first quarter of fiscal year 2021. As of September 30, 2020, there were 568, 828 and 409 students enrolled in these three schools, respectively. The Company also acquired Jinhua Hailiang Foreign Language School (“JHFL”) and completed the transfer of sponsorship in September 2020. As of September 30, 2020, the number of students enrolled in JHFL reached 739, an increase of 164 from the same period of last year. The increase in the number of students enrolled in our schools has proved that the Company’s precautionary measures during the COVID-19 have been effective and recognized by the public. The Company has successfully seized the opportunity to develop amid the negative impact of the COVID-19 on the education industry and the public’s philosophy of education. In addition, as of September 30, 2020, the number of students enrolled in the international education program at our affiliated schools reached 5,262, an increase of approximately 7.6% year-on-year. We managed to maintain such growth momentum despite the uncertainty of the global economy and the pandemic, thanks to the Company’s diversified curriculum business, especially our focus on creating educational products that integrate high-quality international education resources and China’s education entrance system. Our growth should also be attributed to the Company’s powerful insights into market opportunities and our ability to resist systemic risks when making important decisions.”

Dr. Chen stated, “In the post-pandemic era, online communications and interactions will change people’s daily life, learning behaviors and business patterns. Following the rapid development of the Company’s online education technology and curriculums, driven by the COVID-19 pandemic in early 2020, the Company has officially launched online educational training services of all subjects for students at all stages in the summer this year. The education quality has been widely recognized by our students and their parents. In the first quarter of fiscal year 2021, our online educational training business has served 10,415 student attendances. As of November 15, 2020, a total of 28,424 student attendances took our online courses during fiscal year 2021, providing sufficient driving force for the Company’s business development and innovation. On-site educational training services are also in a steady state of development. We expect that on-site training centers will be opened in all places where Hailiang Education schools are located in the future. In addition, the application of educational technology in schools also shows a trend of simultaneous innovation. The Company hopes to promote the high-quality development of education by tapping into the power of technology, and is committed to improving management efficiency and teaching and learning quality by creating "Smart Campus" and "Smart Classrooms". Currently, we have formed an education research and development team with rich experience in education and IT application development. We are cooperating with top-tier universities and industry leaders in China to create technology and products, and will continue to upgrade “Smart Campus” and “Smart Classrooms” with various application scenarios. At present, more than 50 educational technology systems are used for various application scenarios to further standardize and intelligentize our management and teaching activities. As the brain of the entire Company, the big data center has strong storage and computing capabilities. It can provide sufficient data support for our management and decision-making, and realize a series of big data application scenarios, such as data integration and development management, by providing uniform data standards and services to our schools. For example, the big data center can record students’ grades, moral development, mental health and other dimensions of information, forming a complete “student growth profile” during a student’s entire school period. At the same time, we are actively accelerating the upgrade and launch of various new teaching system products. For example, Hailiang Star Classroom is now officially piloting in Hailiang Foreign Language School, Tianma Experimental School and Hailiang Experimental High School. Teachers have access to relevant lesson resources online and prepare online courseware to teach in class. This new system has saved teachers’ time for lesson preparation and has improved teaching efficiency in class. The overall usage coverage of the above three schools in the first month of the 2020-2021 school year has exceeded 40%. Teachers and students can also use the iClass system in classroom scenes. Currently, teachers can enhance interactions with students through iPads. The teaching resources will be gradually improved in the future, bringing in features such as AR electronic experiment display and online playback of course materials, and applications in students’ after-class scenes will be actively explored.”

	For the Quarter Ended September 30,
(RMB millions, except per share data)	2020	2019	% Change
Revenue	298.5	229.9	29.8%
Primary, middle and high school educational services	263.1	193.3	36.1%
Basic educational program	179.4	134.0	33.9%
International program	83.7	59.3	41.1%
Educational training services	19.8	9.0	120.0%
Study trip services	1.8	21.2	-91.5%
Education and management services	11.9	4.5	164.4%
Others	1.9	1.9	-
Gross Profit/(loss)	44.5	(3.5)	NM
Gross Profit/(loss) Margin	14.9%	-1.5%	NM
Operating Profit/(loss)	38.6	(10.8)	NM
Operating Profit/(loss) Margin	12.9%	-4.7%	NM
Net Profit/(loss)	25.3	(19.4)	NM
Net Profit/(loss) Attributable to the Company’s Shareholders	26.9	(15.3)	NM
Earnings/(loss) Per Share	0.07	(0.04)	NM

First Quarter of Fiscal Year 2021 Financial Highlights

•	Revenue was RMB298.5 million (US$44.0 million), an increase of 29.8% from RMB229.9 million for the same period of last year.

•	Gross profit was RMB44.5 million (US$6.6 million), compared with gross loss of RMB3.5 million for the same period of last year.

•	Gross profit margin was 14.9%, compared with gross loss margin of 1.5% for the same period of last year.

•	Net profit attributable to the Company’s shareholders was RMB26.9 million (US$4.0 million), compared with net loss attributable to the Company’s shareholders of RMB15.3 million for the same period of last year.

•	Basic and diluted earnings per share were RMB0.07 (US$0.01), compared with basic and diluted loss per share of RMB0.04 for the same period of last year.

First Quarter of Fiscal Year 2021 Operational Highlights1

•	As of September 30, 2020, the scale of the Company’s school network has expanded to 42 schools, 13 of which were affiliated schools that we sponsored and 29 of which were managed schools that we provided education and management services to.

•	As of September 30, 2020, the aggregate number of students enrolled in both our affiliated and managed schools were 72,846, including 26,869 students enrolled in our affiliated schools. The number of students enrolled in the basic educational programs of our affiliated schools was 21,607, and the number of students enrolled in the international programs of our affiliated schools was 5,262.

•	As of September 30, 2020, there were two new managed schools in Suqian City, Jiangsu Province, namely Xiamen Road School and Fumin Avenue School. These two schools include primary and middle school programs. In recent years, the Company, through continuously accumulating experiences, has gradually provided education and management services to managed schools in an intelligentized and standardized way, and these services such as academic management, brand culture creation, and logistics management. The Company’s operation and management capabilities have improved year by year. In the future, the Company will continue to develop rapidly through the asset-light model and provide extensive and high-quality services to manage more public and private schools.

•	As of September 30, 2020, there was an aggregate of 2,441 teachers and educational staff in our affiliated schools, including 14 golden Olympiad competition training coaches, 12 exceptional teachers, and 154 senior teachers. Additionally, more than 500 staff graduated from dual first-class universities (including 28 graduates from Peking University and Tsinghua University) have been appointed to take leading positions as teachers or management as of September 30, 2020. In addition, there was an aggregate of 58 mentors and 134 trainees in Hailiang Education Cadre Army Academy, and 78% of the trainees have completed the training programs.

1 Operational figures after September 30, 2020 are approximate numbers based on the Company's internal statistics currently available and differences may arise between such figures and the disclosure in subsequent results announcements, financial reports and/or other relevant corporate materials of the Company. The Company wishes to remind the shareholders of the Company and potential investors not to unduly rely on such numbers and that they are advised to exercise caution when dealing in the shares of the Company.

•	As of the date of our financial results reported on Form 6-K filed on November 30, 2020, in our affiliated schools, two students’ inventions were granted with patents of utility model by the State Intellectual Property Office; five students won the International Gold Medal of the ASDAN Simulation Business Competition; nine students won the Provincial First Prize of the National High School Mathematics League in 2020, and six of them were selected into the provincial team; three students won the Provincial First Prize of the 37th National Middle School Student Physics Competition in 2020, and one of them also won the silver medal in the national final; two students won the Provincial First Prize of the National Middle School Student Biology League in 2020; two students won the Provincial First Prize of the China Chemistry Olympiad in 2020; Hailiang Junior Middle School’s basketball team won the Championship of the National U15 Basketball Final in 2020; Hailiang Experimental High School’s rugby team won the Second Prize of the “Luohe Cup” National Youth U-series 7-a-side Rugby Championship in 2020.

•	As of the date of our financial results reported on Form 6-K filed on November 30, 2020, the Company expected that it will have two new affiliated schools after the completion of construction, namely Ninghai Public School and Xianghu Public School. These two schools were expected to start operating in the fall of 2021. Ninghai Public School is located in Ninghai County, Ningbo City, Zhejiang Province. With an area of 287 acres, Ninghai Public School will be able to accommodate approximately 4,500 primary, middle and high school students. Xianghu Public School is located in Xiaoshan District, Hangzhou City, Zhejiang Province. With an area of 41 acres, Xianghu Public School will be able to accommodate approximately 1,152 primary and middle school students.

First Quarter of Fiscal Year 2021 Financial Results

Revenue

Revenue increased by 29.8% to RMB298.5 million (US$44.0 million) for the first quarter of fiscal year 2021, from RMB229.9 million for the same period of last year. It was mainly due to the steady growth of our revenue from primary, middle and high school educational services, educational training services, as well as our education and management services for the first quarter of fiscal year 2021 comparing to the same period of last year, and partially offset by the decrease of revenue from our study trip services, which was temporarily impacted by COVID-19,

Revenue from primary, middle and high school educational services increased by RMB69.8 million (US$10.3 million), or 36.1% to RMB263.1 million (US$38.8 million) for the first quarter of fiscal year 2021. Revenue from the basic educational programs increased by RMB45.4 million (US$6.7 million), or 33.9% to RMB179.4 million (US$26.4 million) for the first quarter of fiscal year 2021, from RMB134.0 million for the same period of last year. Revenue from the international programs increased by RMB24.4 million (US$3.6 million), or 41.1%, to RMB83.7 million (US$12.3 million) for the first quarter of fiscal year 2021, from RMB59.3 million for the same period of last year. The increase was mainly due to the increase in the number of students enrolled and the increase in the average tuition charged in both programs. Besides, as the 2019/2020 school year extended from June 2020 to July 2020 due to the impact of COVID-19, the deferred amount of revenue as of June 30, 2020 was recognized as revenue in the first quarter of fiscal year 2021, amounting to RMB36.4 million (US$5.4 million).

Revenue from educational training services increased by RMB10.8 million (US$1.6 million), or 120.0%, to RMB19.8 million (US$2.9 million) for the first quarter of fiscal year 2021, from RMB9.0 million for the same period of last year. This was mainly due to the great expansion of online educational training business in the summer of fiscal year 2021.

Revenue from study trip services decreased by RMB19.4 million (US$2.9million), or 91.5%, to RMB1.8 million (US$0.3 million) for the first quarter of fiscal year 2021, from RMB21.2 million for the same period of last year. This was mainly due to the restriction on travels because of COVID-19 which affected study trip services in fiscal year 2021.

Revenue from education and management services increased by RMB7.4 million (US$1.1 million), or 164.4%, to RMB11.9 million (US$1.8 million) for the first quarter of fiscal year 2021, from RMB4.5 million for the same period of last year. This was mainly due to the increase in the number of managed schools.

Other revenue mainly represented revenue derived from overseas study consulting services and hotel management services. Other revenue was RMB1.9 million (US$0.3 million) for the first quarter of fiscal year 2021, and was flat for the same period of last year.

Cost of Revenue

Cost of revenue increased by RMB20.7 million (US$3.0 million) or 8.9%, to RMB254.0 million (US$37.4 million) for the first quarter of fiscal year 2021, from RMB233.3 million for the same period of last year. The increase was primarily due to increased compensation levels of employees and an increase in the number of employees, and partially offset by a decrease in costs related to study trip services resulting from the outbreak of COVID-19.

Gross Profit/(loss) and Gross Profit/(loss) Margin

Gross profit was RMB44.5 million (US$6.6 million) for the first quarter of fiscal year 2021, compared with gross loss of RMB3.5 million for the same period of last year.

Gross profit margin was 14.9% for the first quarter of fiscal year 2021, compared with gross loss margin of 1.5% for the same period of last year. The growth was mainly due to that 1) profitability of primary, middle and high school educational services improved resulting from the increase in the number of enrolled students and average tuition, 2) the proportion of study trip services, with low gross margin, declined due to the impact of COVID-19, and 3) as the 2019/2020 school year extended from June 2020 to July 2020 due to the impact of COVID-19, revenue from primary, middle and high school educational services increased comparing to the same period of last year, contributing for the increase of gross profit margin.

Other Income, net

Other income consists of government grants and other miscellaneous income. Other income increased by RMB3.0 million (US$0.4 million), or 19.7%, to RMB18.2 million (US$2.7 million) for the first quarter of fiscal year 2021, from RMB15.2 million for the same period of last year, primarily due to an increase in government grants of subsidies we received from the local government.

Operating Expenses

Operating expenses increased by RMB1.6 million (US$0.2 million) or 7.1%, to RMB24.2 million (US$3.6 million) for the first quarter of fiscal year 2021, from RMB22.6 million for the same period of last year.

Selling expenses increased by RMB3.4 million (US$0.5 million) or 56.7%, to RMB9.4 million (US$1.4 million) for the first quarter of fiscal year 2021, from RMB6.0 million for the same period of last year. This increase was primarily due to the rapid expansion of the online training business for the first quarter of fiscal year 2021, as a result, we recognized RMB1.4 million (US$0.2 million) of student enrollment rewards on online training business in current period. Excluding the above impact, our selling expenses as a percentage of total revenue kept stable compared with the same period of last year.

Administrative expenses decreased by RMB1.8 million (US$0.3 million) or 10.8%, to RMB14.8 million (US$2.2 million) for the first quarter of fiscal year 2021, from RMB16.6 million for the same period of last year. This decrease was primarily due to the reduction in administrative expenses resulting from the liquidation of Jiangxi Haibo Education Management Co., Ltd and the decrease in professional fees.

Finance Income and Finance Costs

Finance income decreased by RMB0.5 million (US$0.07 million), or 6.2%, to RMB7.6 million (US$1.1 million) for the first quarter of fiscal year 2021, from RMB8.1 million for the same period of last year.

Finance costs decreased by RMB3.4 million (US$0.5 million), or 91.9%, to RMB0.3 million (US$0.04 million) for the first quarter of fiscal year 2021, from RMB3.7 million for the same period of last year. This decrease was primarily due to the reduction in the interest on lease liabilities.

Income Tax Expense

Income tax expense increased by RMB7.6 million (US$1.1 million) or 58.5%, to RMB20.6 million (US$3.0 million) for the first quarter of fiscal year 2021, from RMB13.0 million for the same period of last year. The increase was mainly driven by the growth of taxable profits. Besides, as the school year started in September, our schools provided and recognized revenue from primary, middle, and high school educational service only for September during the first quarter of both fiscal years, while fixed cost and expenses was recognized on accrual basis, which resulted in a net loss for our affiliated schools. Moreover, except for Zhenjiang Jianghe High School of Art Co., Ltd. and Zhuji Hailiang Foreign Language High School Co., Ltd. that were subject to 25% income tax rate, other affiliated schools were exempt from income tax, thus, no deferred tax expense was recognized for net losses of our affiliated schools that were exempted from income tax. As a result, the combined effective tax rate was higher than the notional tax rate.

Net Profit/(loss) and Net Profit/(loss) Attributable to the Company’s Shareholders

Net profit was RMB25.3 million (US$3.7 million) for the first quarter of fiscal year 2021, compared with net loss of RMB19.4 million for the same period of last year.

Net profit attributable to the Company’s shareholders was RMB26.9 million (US$4.0 million) for the first quarter of fiscal year 2021, compared with net loss attributable to the Company’s shareholders of RMB15.3 million for the same period of last year.

Basic and Diluted Earnings/(loss) per Share

Basic and diluted earnings per share were RMB0.07 (US$0.01) for the first quarter of fiscal year 2021, compared with basic and diluted loss per share of RMB0.04 for the same period of last year.

Cash Flow

Net cash provided by operating activities was RMB1,027.9 million (US$151.4 million) for the quarter ended September 30, 2020, an increase of 48.9% from RMB690.2 million for the same period of last year. The increase was mainly due to an increase in the amount of tuition received. Net cash used in investing activities was RMB854.9 million (US$125.9 million) for the quarter ended September 30, 2020, compared with RMB735.5 million for the same period of last year. The increase was mainly due to the payment of the acquisition of JHFL and the increase of term deposits placed with a related party finance entity compared with the same period of last year. Net cash used in financing activities was RMB11.0 million (US$1.6 million) for the quarter ended September 30, 2020, compared with RMB51.2 million for the same period of last year. The decrease was mainly due to that no dividend was paid to non-controlling interests during current period, and less loan repayment to a related party compared with the same period of last year.

Balance Sheet

As of September 30, 2020, the Company had cash and cash equivalents of RMB676.7 million (US$99.7 million), compared with RMB515.3 million as of June 30, 2020. As of September 30, 2020, the Company had term deposits held at a related party finance entity of RMB1,698.8 million (US$250.2 million), compared with RMB921.6 million as of June 30, 2020.

Business Combination Between Entities Under Common Control

On July 15, 2020, the Company entered into a sponsorship transfer agreement with its affiliate Hailiang Education Investment Group Co., Ltd. (“Hailiang Investment”) to acquire 100% sponsorship of JHFL for a total consideration of RMB34 million. In September 2020, the Company completed all the required process to obtain the sponsorship of JHFL. Since the Company and JHFL were under common control by the ultimate controller Mr. Hailiang Feng, both before and after the acquisition and the control was not temporary, the transaction was accounted for as a business combination between entities under common control. The Company recognized the assets and liabilities of JHFL using the book value at the combination date. The difference between the carrying amount of the net asset acquired and the consideration paid was adjusted to “contributed capital”. The financial statements of JHFL were included in the Company’s consolidated financial statements based on the carrying amounts of the assets and liabilities as if the combination had occurred at the date that Mr Hailiang Feng first obtained control of JHFL. The opening balances and the comparative figures of the consolidated financial statements were also restated.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its the first quarter of fiscal year 2021 financial results conference call at 8:30 am Eastern Time (5:30 am Pacific Time/9:30 pm Beijing Time) on December 1, 2020. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call

Date:	December 1, 2020

Time:	8:30 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	Hailiang Education Group

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until December 8, 2020. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10150017.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Amounts in thousands, except per share data)

	For the Quarter Ended
	September 30,		September 30,
	2020		2019 (Restated)
	RMB	USD	RMB
Revenue	298,527	43,968	229,881
Cost of revenue	(253,998)	(37,410)	(233,337)

Gross profit/(loss)	44,529	6,558	(3,456)
Other income, net	18,235	2,686	15,235
Selling expenses	(9,375)	(1,381)	(5,990)
Administrative expenses	(14,764)	(2,174)	(16,555)

Operating profit/(loss)	38,625	5,689	(10,766)
Finance income	7,597	1,119	8,086
Finance costs	(289)	(43)	(3,693)
Net finance income	7,308	1,076	4,393

Profit/(loss) before tax	45,933	6,765	(6,373)
Income tax expenses	(20,643)	(3,040)	(13,007)

Net profit/(loss) for the period	25,290	3,725	(19,380)
Profit/(loss) attributable to:
Net profit/(loss) attributable to the Company’s shareholders	26,894	3,961	(15,303)
Net loss attributable to non-controlling interests	(1,604)	(236)	(4,077)

Earnings/(loss) per share
Basic and diluted earnings/(loss) per share	0.07	0.01	(0.04)

Other comprehensive (loss)/income, net of nil income tax	(2,813)	(414)	2,360
Total comprehensive income/(loss)	22,477	3,311	(17,020)

Total comprehensive income/(loss) attributable to:
Total comprehensive income/(loss) attributable to the Company’s shareholders	24,081	3,547	(12,943)
Total comprehensive loss attributable to non-controlling interests	(1,604)	(236)	(4,077)

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of September 30,		As of June 30,
	2020		2020 (Restated)
	RMB	USD	RMB
Assets
Property and equipment, net	667,200	98,268	652,726
Intangible assets and goodwill, net	97,420	14,348	97,806
Right-of-use assets	515,077	75,863	517,609
Contract costs	19,109	2,815	10,924
Prepayments to third party suppliers	207	30	75
Deferred tax assets	2,562	377	568
Non-current assets	1,301,575	191,701	1,279,708

Other receivables due from related parties	70,173	10,335	76,646
Other current assets	56,197	8,277	37,259
Term Deposits held at a related party finance entity	1,698,834	250,211	921,601
Restricted bank deposits	324	48	324
Cash and cash equivalents	676,744	99,674	515,297
Current assets	2,502,272	368,545	1,551,127

Total assets	3,803,847	560,246	2,830,835

Equity
Share capital	268	39	268
Share premium	134,583	19,822	134,583
Contributed capital	218,034	32,113	252,034
Reserves	393,240	57,918	396,053
Retained earnings	1,274,656	187,737	1,247,762

Total Hailiang Education Group Inc. shareholders' equity	2,020,781	297,629	2,030,700
Non-controlling interests	9,193	1,354	10,797
Total equity	2,029,974	298,983	2,041,497

Liabilities
Contract liabilities	2,988	440	3,159
Deferred tax liabilities	5,045	743	4,607
Lease liabilities	22,717	3,346	18,749
Non-current liabilities	30,750	4,529	26,515

Trade and other payables due to third parties	285,411	42,036	270,207
Other payables due to related parties	129,713	19,105	148,363
Contract liabilities	1,286,695	189,510	293,643
Income tax payable	38,473	5,666	48,857
Lease liabilities	2,831	417	1,753
Current liabilities	1,743,123	256,734	762,823

Total liabilities	1,773,873	261,263	789,338

Total equity and liabilities	3,803,847	560,246	2,830,835

The foreign exchange of RMB into US$ has been made at RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.